ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three and nine months ended September 30, 2017

ALAMOS GOLD INC. For the Three and Nine Months Ended September 30, 2017

2017 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated October 31, 2017, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2016, and unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2017, and notes thereto. The financial statements have been prepared in accordance with the IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 33.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. The operating mines are: the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2017 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Financial Results (in millions)
Operating revenues	$128.8	$125.6	$381.1	$350.0
Cost of sales (1)	$100.6	$102.2	$320.2	$307.7
Earnings from operations	$20.9	$17.2	$38.9	$17.8
Net earnings	$28.8	$4.8	$31.3	$2.7
Cash provided by operations before working capital and cash taxes(2)	$51.3	$46.1	$130.6	$114.0
Cash provided by operating activities	$43.4	$36.7	$114.9	$97.4
Capital expenditures (sustaining) (2)	$10.8	$12.5	$31.2	$36.9
Capital expenditures (growth) (2),(3)	$27.4	$24.7	$92.1	$72.1
Operating Results
Gold production (ounces)	107,000	99,228	309,100	286,324
Gold sales (ounces)	100,551	94,791	303,329	281,646
Per Ounce Data
Average realized gold price	$1,281	$1,325	$1,256	$1,243
Average spot gold price (London PM Fix)	$1,278	$1,335	$1,251	$1,261
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,000	$1,078	$1,056	$1,093
Total cash costs per ounce of gold sold (2)	$720	$785	$777	$780
All-in sustaining costs per ounce of gold sold (2)	$884	$979	$946	$1,002
Share Data
Earnings per share, basic	$0.10	$0.02	$0.11	$0.01
Weighted average common shares outstanding (basic) (000’s)	300,448	266,969	294,853	264,619
Financial Position (in millions)
Cash and cash equivalents			$149.0	$273.9
Total debt and equipment financing obligations			$4.3	$307.6

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration and La Yaqui Phase I development.

2017 Management’s Discussion and Analysis

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)
Young-Davidson	55,800	43,629	143,500	125,338
Mulatos	36,300	38,500	117,300	109,100
El Chanate	14,900	17,099	48,300	51,886
Gold sales (ounces)
Young-Davidson	55,267	44,287	145,462	128,045
Mulatos	30,330	33,562	109,270	101,159
El Chanate	14,954	16,942	48,597	52,442
Cost of sales (in millions)(1)
Young-Davidson	$53.4	$45.7	$155.3	$139.6
Mulatos	$29.0	$37.0	$105.3	$107.8
El Chanate	$18.2	$19.5	$59.6	$60.3
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$966	$1,032	$1,068	$1,090
Mulatos	$956	$1,102	$964	$1,066
El Chanate	$1,217	$1,151	$1,226	$1,150
Total cash costs per ounce of gold sold (2)
Young-Davidson	$572	$607	$647	$654
Mulatos	$785	$888	$782	$819
El Chanate	$1,137	$1,045	$1,156	$1,014
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)
Young-Davidson	$744	$849	$824	$887
Mulatos	$864	$965	$852	$909
El Chanate	$1,164	$1,062	$1,187	$1,032
Capital expenditures (growth and sustaining) (in millions)(2)
Young-Davidson	$22.0	$22.8	$63.3	$72.0
Mulatos(4)	$8.9	$9.8	$34.9	$23.4
El Chanate	$0.3	$0.2	$1.2	$0.6
Other	$7.0	$4.4	$23.9	$13.0

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes capitalized exploration and La Yaqui Phase I development.

2017 Management’s Discussion and Analysis

2017 Highlights

Third Quarter 2017

•	Announced the proposed acquisition of Richmont Mines Inc. (“Richmont”) and its Island Gold mine, a high-grade, low cost, long life asset in Ontario, Canada

•
Produced a record 107,000 ounces of gold at cost of sales of $1,000 per ounce, total cash costs[1] of $720 per ounce and all-in sustaining costs ("AISC")[1] of $884 per ounce. This included record gold production of 55,800 ounces at Young-Davidson, 36,300 ounces at Mulatos and 14,900 ounces at El Chanate

•	Sold 100,551 ounces of gold at an average realized price of $1,281 per ounce, $3 above the London PM fix, for revenues of $128.8 million

•
Reported net earnings of $28.8 million, or $0.10 per share, the strongest quarterly earnings since the Company's merger with AuRico Gold in July 2015. Earnings in the quarter included unrealized foreign exchange gains of $12.8 million ($0.04 per share) recorded within both deferred taxes and foreign exchange

•	Generated cash flow from operating activities of $43.4 million ($51.3 million before changes in working capital1), driven by lower cash costs resulting in stronger operating margins

•	Significantly reduced mine-site AISC at Young-Davidson to a record low level of $744 per ounce, a 17% or $151 per ounce decrease compared to the second quarter of 2017

•	Generated $20.9 million in free cash flow from the mine sites, including a record $13.3 million at Young-Davidson

•	Ended the quarter with $167.7 million in cash and cash equivalents and equity securities

•
Enhanced liquidity with an amendment to the Company's undrawn revolving credit facility, increasing the size of the facility to $400 million with an expanded syndicate of eight banks on peer-leading terms

•	Completed construction of La Yaqui Phase I on budget and ahead of schedule, with the first gold pour in August 2017

•	Announced a semi-annual dividend of $0.01 per share, or $3.0 million in September 2017, payable on October 31, 2017

•	Completed a flow-through financing for gross proceeds of $11.7 million in July 2017, at an average issue price of CAD$11.52 per share

(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2017 Management’s Discussion and Analysis

2017 Key Business Developments

Acquisition of Richmont
On September 11, 2017, the Company announced the proposed acquisition of Richmont, and its Island Gold mine in northern Ontario. The Island Gold mine is a high-grade, low cost, long-life asset in Canada with significant exploration potential. The proposed acquisition will strengthen and further diversify Alamos’ portfolio of assets through the addition of a third core, long-life producing asset. Island Gold provides near-term production growth while lowering the combined entity’s cost profile. In addition, on a pro-forma basis, Alamos’ balance sheet and financial flexibility will be improved through the assumption of Richmont’s substantial cash position.
Under the terms of the Agreement, all of the Richmont issued and outstanding common shares will be exchanged on the basis of 1.385 Alamos common shares for each Richmont common share. This exchange ratio implied consideration of CAD$14.20 per Richmont common share, based on the closing price of Alamos common shares on the Toronto Stock Exchange on September 8, 2017, representing a 22% premium to Richmont's closing price and a 32% premium based on both companies' 20-day volume-weighted average prices. This implied a total equity value of approximately $770 million on a fully diluted in-the-money basis and an enterprise value of  $683 million based on the closing price on September 8, 2017. Upon completion of the transaction, existing Alamos and Richmont shareholders will own approximately 77% and 23% of the combined company, respectively.
Completion of the Arrangement is scheduled for November 23, 2017, and is subject to shareholder approval and the approval of the Superior Court of Québec.
Concurrent with the announcement of the proposed acquisition, Richmont announced the sale of its Quebec assets to Monarques Gold Corporation (“Monarques”) in exchange for share consideration. The sale closed on October 2, 2017 with Richmont acquiring 19.9% of the outstanding shares of Monarques.
Amended Credit Facility
On September 21, 2017, the Company secured amendments to its existing undrawn revolving credit facility (the "Facility") including an increase in the size of the Facility from $150 million to $400 million on peer-leading terms.
Under the amended Facility, the Company will benefit from improved pricing at its current leverage ratio including undrawn fees of 0.45% and drawn fees of LIBOR plus 2.00%. This compares to undrawn fees of 0.48% and drawn fees of LIBOR plus 2.125% under the previous credit facility. The Facility remains undrawn and the Company substantially debt free with cash and equity securities of approximately $168 million as of September 30, 2017. The maturity date of the Facility has also been extended to September 20, 2021.
The amended Facility was joint-led by the Bank of Nova Scotia, BMO Capital Markets, and TD Securities. Additionally, the syndicate includes the Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, ING Capital LLC, and Export Development Canada.
Bought-Deal Financing
On February 9, 2017, the Company completed a bought deal equity financing with a syndicate of underwriters, pursuant to which, 31,450,000 common shares were issued at a price of $7.95 per share, for gross proceeds to the Company of $250 million.
Senior Secured Note Redemption
On April 3, 2017, the Company completed the redemption of its outstanding $315 million 7.75% Senior Secured Notes ("Notes") due in 2020. The Notes were redeemed at a price of 103.875% of the principal amount (premium of $12.2 million) plus accrued interest to the date of redemption of $12.2 million. The Notes were retired with net proceeds of $239.1 million from the equity financing completed in February 2017 along with existing cash. The Company recorded a pre-tax loss of $29.1 million ($21.8 million after-tax) on redemption. The redemption of the Notes results in annual interest savings of $24.4 million.
Kirazlı and Aği Daği Feasibility Studies
During the first quarter of 2017, the Company reported results from positive feasibility studies on the Kirazlı and Aği Daği gold projects. The studies were an update to the pre-feasibility study completed on the projects in 2012, and demonstrated strong economics as outlined below:
Kirazlı Feasibility Study Highlights

•
Declaration of an initial Proven and Probable mineral reserve of 26.1 million tonnes grading 0.79 grams per tonne of gold ("g/t Au") and 12.0 grams per tonne of silver ("g/t Ag"), containing 0.67 million ounces of gold and 10.1 million ounces of silver

•	Average annual gold production of 104,000 ounces over five years with total life of mine production of 540,000 ounces

•	Life of mine total cash costs of $339 per ounce and mine-site all-in sustaining costs of $373 per ounce, among the lowest in the industry

2017 Management’s Discussion and Analysis

•	Initial capital estimate of $152 million and total life of mine capital, including sustaining capital and closure costs, of $180 million

•
After-tax net present value ("NPV") of $187 million at an 8% discount rate ($223 million at a 5% discount rate) and an after-tax internal rate of return ("IRR") of 44%, representing a 1.4 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

Aği Daği Feasibility Study Highlights

•	Declaration of an initial Proven and Probable mineral reserve of 54.4 million tonnes grading 0.67 g/t Au and 5.4 g/t Ag, containing 1.17 million ounces of gold and 9.5 million ounces of silver

•	Average annual gold production of 177,600 ounces over five years with total life of mine production of 937,300 ounces

•	Life of mine total cash costs of $374 per ounce and mine-site all-in sustaining costs of $411 per ounce, among the lowest in the industry

•	Initial capital estimate of $250 million and total life of mine capital, including sustaining capital and closure costs of $313 million

•
After-tax NPV of $298 million at an 8% discount rate ($360 million at a 5% discount rate) and an after-tax IRR of 39%, representing a 1.9 year payback using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

Çamyurt Preliminary Economic Assessment Highlights
The Company also reported results from a positive preliminary economic assessment (“PEA”) completed on its Çamyurt gold project, located approximately 4 kilometres (“km”) from Aği Daği.

•	Average annual production of 93,200 ounces of gold and 403,000 ounces of silver over four years with total life of mine production of 373,200 ounces of gold and 1,612,600 ounces of silver

•
Initial capital estimate of $10 million and total life of mine capital, including sustaining capital and closure costs, of $26 million. The low capital reflects no infrastructure requirements with mineralized material from Çamyurt to be trucked and processed through the nearby Aği Daği infrastructure

•	Life of mine total cash costs of $604 per ounce and mine-site all-in sustaining costs of $645 per ounce

•
After-tax NPV of $86 million at an 8% discount rate ($111 million at a 5% discount rate) and an after-tax IRR of 253% using base case gold and silver price assumptions of $1,250 and $16.00 per ounce, respectively

•
The PEA assumes mineralized material from Çamyurt is sequenced after Aği Daği has been depleted in order to utilize the infrastructure at Aği Daği, resulting in a combined mine life of nearly 10 years between the two projects

Outlook and Strategy

	2017 Guidance
	Young-Davidson	Mulatos	El Chanate	Development	Total
Gold production (000’s ounces)	200-210	150-160	50-60	—	400-430
Cost of sales, including amortization (in millions)(4)	$215	$157	$70	—	$442
Cost of sales, including amortization ($ per ounce)(4)	$1,050	$1,015	$1,265	—	$1,065
Total cash costs ($ per ounce)(1)	$625	$815	$1,200	—	$765
All-in sustaining costs ($ per ounce)(1)				—	$940
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$775	$890	$1,200	—	—
Capital expenditures (in millions)
Sustaining capital(1)	$30-35	$8-10	$2	—	$40-47
Growth capital(1) (5)	$40-45	$25-30 (2)	—	$35	$100-110
Total capital expenditures(1)	$70-80	$33-40	$2	$35	$140-$157

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Excludes capitalized exploration.

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense

(5)	Excludes revised capital budget for Turkish projects approved in April 2017
The Company's objective is to maximize cash flow from its operations through increased production, margin expansion, and capital discipline, while advancing its portfolio of low-cost development projects. The Company continues to deliver on these objectives, with record production in the third quarter of 107,000 ounces of gold at significantly lower AISC of $884 per ounce driven by record performance at Young-Davidson. Reflecting this strong performance, the Company generated $43.4 million in operating cash flow, and $20.9 million of mine-site free cash flow. In addition, the Company completed construction of La Yaqui Phase I in the quarter, on budget and ahead of schedule. La Yaqui Phase I will generate low-cost production and strong cash flow for approximately three years.

2017 Management’s Discussion and Analysis

With gold production of 309,100 ounces for the first nine months of 2017, the Company is well positioned to achieve full year guidance of 400,000 to 430,000 ounces. All-in sustaining costs improved significantly in the third quarter, driven by the strong performance of Young Davidson, bringing year-to-date AISC to $946 per ounce. All-in sustaining costs for the year are expected to be consistent with full year guidance of $940 per ounce.
Young-Davidson produced a record 55,800 ounces of gold in the third quarter, an 18% increase from the previous record. Strong production is expected to continue in the fourth quarter driven by higher underground mining rates with the completion of the MCM waste pass in August. In addition, the installation of a pebble crusher to the mill circuit was completed in October, which will support higher mill throughput and further contribute to strong free cash flow in the fourth quarter.
Capital spending at Young-Davidson totaled $22.0 million in the third quarter and $63.3 million year-to-date. The Company expects capital spending to decrease in the fourth quarter, and is tracking to the top end of 2017 guidance of approximately $80 million.
Mulatos produced 36,300 ounces in the third quarter, bringing cumulative year-to-date production to 117,300 ounces. Mulatos is tracking to meet the top end of the full year guidance of 150,000 to 160,000 ounces. Mine-site AISC remained below budget in the third quarter at $864 per ounce ($852 per ounce year-to-date), and are expected to be below guidance of $890 per ounce for the year.
El Chanate produced 14,900 ounces of gold and generated positive mine-site free cash flow in the third quarter. The operation is on track to meet the top end of its production guidance of 50,000 to 60,000 ounces of gold in 2017 at mine-site AISC below guidance of $1,200 per ounce. As a mature, higher cost operation, the Company has hedged El Chanate’s 2017 and 2018 production through gold collar contracts which ensure a minimum gold price of $1,270 per ounce and participation up to $1,444 per ounce in 2018. The Company expects the operation to generate stronger free cash flow through residual leaching at the conclusion of its mine life.
Development spending for the remainder of 2017 remains focused on capital spending at Kirazlı to complete detailed engineering, site clearing and commence construction activities on longer lead time items, such as the water reservoir. In addition, a feasibility study for the Lynn Lake project is ongoing and is scheduled for completion later this year.
In November , the Company plans to complete the acquisition of Richmont, which owns the Island Gold mine. Island Gold is a low-cost, high-grade, long-life asset in Canada with excellent exploration potential. The acquisition strengthens the Company's asset base, with the addition of a third core, producing asset. Richmont recently released an expansion scenario PEA, which supports near-term production growth, declining costs, and cash flow growth. The acquisition will further strengthen Alamos' balance sheet through diversification and financial flexibility and delivers corporate, tax and other synergies with two underground mines in Ontario. The transaction is subject to shareholder approval and scheduled to close on November 23, 2017.
With the completion of the bought deal equity financing in February and subsequent repayment of the $315 million Notes in April, the Company is debt free and has significantly de-risked its balance sheet. With a substantial cash position, $400 million of liquidity available under the expanded credit facility, and growing cash flow from its operations, the Company is well positioned to fund its strong pipeline of growth projects.

2017 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 11,000 acres, and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)	55,800	43,629	143,500	125,338
Gold sales (ounces)	55,267	44,287	145,462	128,045
Financial Review (in millions)
Operating Revenues	$70.8	$59.2	$182.9	$160.7
Cost of sales (1)	$53.4	$45.7	$155.3	$139.6
Earnings from operations	$17.4	$13.5	$27.6	$21.1
Cash provided by operating activities	$35.3	$24.4	$81.1	$72.4
Capital expenditures (sustaining) (2)	$9.4	$10.7	$25.4	$29.5
Capital expenditures (growth) (2)	$12.6	$12.1	$37.9	$42.5
Mine-site free cash flow, before changes in working capital (2)	$15.1	($1.9)	$23.5	($4.2)
Mine-site free cash flow (2)	$13.3	$1.6	$17.8	$0.4
Cost of sales, including amortization per ounce of gold sold (1)	$966	$1,032	$1,068	$1,090
Total cash costs per ounce of gold sold (2)	$572	$607	$647	$654
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$744	$849	$824	$887
Underground Operations
Tonnes of ore mined	602,072	502,953	1,758,442	1,585,756
Tonnes of ore mined per day ("tpd")	6,544	5,467	6,441	5,787
Average grade of gold (4)	2.89	2.82	2.69	2.59
Metres developed	3,344	2,677	10,011	9,336
Unit mining costs per tonne	$34	$34	$34	$33
Unit mining costs per tonne (CAD$)	$43	$45	$45	$44
Mill Operations
Tonnes of ore processed	694,900	628,640	2,018,994	1,934,279
Tonnes of ore processed per day	7,553	6,833	7,396	7,059
Average grade of gold (4)	2.65	2.37	2.43	2.19
Contained ounces milled	59,230	47,889	157,623	136,173
Average recovery rate	93%	93%	91%	92%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced a record 55,800 ounces of gold in the third quarter of 2017, 28% higher than the same period of 2016 and 18% higher than the previous record set in the second quarter of 2017. The substantial increase in production reflects higher underground grades mined, higher mining rates, and an increase in mill throughput during the quarter.
The Company mined 602,072 tonnes of ore from underground in the third quarter of 2017, or 6,544 tpd, a 20% increase from the prior year period. The increase in underground mining rates accelerated further in September, averaging 6,900 tpd following completion of the MCM waste pass. Higher mining rates and mill throughput are expected to continue in the fourth quarter, which will drive strong gold production and free-cash flow.
Underground grades in the third quarter were 2.89 g/t Au, higher than the second quarter of 2017 and the prior year period as higher grade stopes were mined during the quarter. The Company expects underground grades to average the reserve grade of approximately 2.7 g/t Au for the full year.
During the third quarter, 694,900 tonnes or 7,553 tpd were processed through the mill with grades averaging 2.65 g/t Au, higher than the prior year period due to higher underground grades mined. Mill throughput increased compared to the second quarter of 2017, reflecting improvements in the reprocessing of mill scats. With the recent commissioning of the pebble crusher, mill throughput

2017 Management’s Discussion and Analysis

is expected to reach steady state levels of 8,000 tpd during the fourth quarter. Mill recoveries of 93% were consistent with expectations and the prior year period.
Financial Review
For the three months ended September 30, 2017, revenues of $70.8 million were $11.6 million higher than the prior-year period reflecting higher ounces sold, partially offset by a lower realized gold price. For the first nine months of 2017, revenues of $182.9 million was $22.2 million higher than the prior year period, attributable to both higher ounces sold and a higher realized gold price.
In the third quarter of 2017, cost of sales of $53.4 million were higher than the prior year period reflecting higher gross costs as a result of additional tonnes mined and milled. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first nine months of 2017, cost of sales of $155.3 million were $15.7 million higher than the prior-year period, also as a result of more tonnes mined and milled.
Total cash costs in the third quarter were $572 per ounce, representing a 6% decrease from the third quarter of 2016. The decrease was attributable to higher grades mined and processed. Underground unit mining costs were $34 per tonne in the third quarter, in line with the prior year period as the benefit of higher underground mining rates was offset by a stronger Canadian dollar. Further strengthening in the Canadian dollar is not expected to adversely impact costs in the fourth quarter as the Company has hedged the majority of its operating and capital costs at CAD:USD of 1.29:1 or better. Mine-site AISC were $744 per ounce, 12% lower than the prior year period reflecting a lower level of sustaining capital across more ounces sold. For the nine months ended September 30, 2017, cash costs were $647 per ounce and mine-site all-in sustaining costs were $824 per ounce, compared to $654 and $887 per ounce, respectively in the comparative period. The decrease was attributable to improved grades, higher underground mining rates and lower sustaining capital expenditures.
Capital expenditures totaled $22.0 million in the third quarter, slightly lower than the same period of 2016 as the reduced capital spending was offset by a stronger Canadian dollar. For the first nine months of 2017, capital expenditures of $63.3 million were 12% lower than in the same period in 2016. Capital spending in the third quarter was focused primarily on lateral development in the upper and lower mine, pebble crusher installation, and completion of the MCM waste pass. Total capital expenditures in the third quarter included $9.4 million of sustaining capital and $12.6 million of growth capital. Capital spending at Young-Davidson is expected to be approximately $80 million in 2017, a significant reduction from 2016 levels.
Young-Davidson generated positive operating cash flow of $35.3 million and record mine-site free cash flow of $13.3 million in the quarter, driven by stronger production and operating margins. For the nine months ended September 30, 2017, Young-Davidson generated $17.8 million of mine-site free cash flow compared to $0.4 million in the prior year period driven by lower capital spending and higher production. Higher underground mining rates are expected to drive strong production and free cash flow through the remainder of 2017.

2017 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,777 hectares of mineral concessions in close proximity to the Mulatos mine. The mine achieved commercial production in 2006 as an open pit, heap leach mining operation and has produced approximately 1.8 million ounces of gold to-date. In addition, construction of the first phase of the La Yaqui mine was completed in the third quarter of 2017. The Mulatos mine is subject to a 5% royalty which is capped at 2 million ounces of gold, after which no third-party royalty is payable on production at Mulatos.
Financial and operating results at Mulatos for the third quarter of 2017 include La Yaqui Phase I, as commercial production commenced in September 2017.
Mulatos Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)	36,300	38,500	117,300	109,100
Gold sales (ounces)	30,330	33,562	109,270	101,159
Financial Review (in millions)
Operating Revenues	$38.9	$44.7	$137.4	$126.5
Cost of sales (1)	$29.0	$37.0	$105.3	$107.8
Earnings from operations	$7.6	$7.0	$27.2	$17.4
Cash provided by operating activities	$13.1	$14.9	$42.0	$40.1
Capital expenditures (sustaining) (2)	$1.1	$1.6	$4.6	$6.8
Capital expenditures (Mulatos growth) (2),(6)	$6.1	$8.2	$17.8	$16.6
La Yaqui Phase I construction cost (2)	$1.7	—	$12.5	—
Mine-site free cash flow, before changes in working capital and excluding La Yaqui construction capital (2)	$6.1	$5.7	$25.5	$15.3
Mine-site free cash flow, excluding La Yaqui construction capital (2)	$5.9	$5.1	$19.6	$16.7
Cost of sales, including amortization per ounce of gold sold (1)	$956	$1,102	$964	$1,066
Total cash costs per ounce of gold sold (2)	$785	$888	$782	$819
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$864	$965	$852	$909
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,340,817	2,052,784	5,910,627	5,239,416
Total waste mined - open pit	1,461,098	2,040,007	4,723,985	6,569,658
Total tonnes mined - open pit	4,217,795	4,092,791	11,050,492	11,985,708
Waste-to-ore ratio (operating)	0.62	0.99	0.80	1.25
Tonnes of ore mined - underground	19,694	27,958	77,463	97,377
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,748,328	1,574,272	5,050,642	4,843,396
Average grade of gold processed (5)	0.96	0.82	0.92	0.81
Contained ounces stacked	53,690	41,523	149,980	125,991
Mill Operations
Tonnes of high grade ore milled	30,769	38,287	101,879	99,853
Average grade of gold processed (5)	10.05	9.80	9.81	11.73
Contained ounces milled	9,938	12,067	32,140	37,665
Total contained ounces stacked and milled	63,628	53,590	182,120	163,657
Recovery ratio (ratio of ounces produced to contained ounces stacked and milled)	57%	72%	64%	67%
Ore crushed per day (tonnes) - combined	19,300	17,500	18,900	18,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
(6) Includes capitalized exploration, of $1.2 million and $5.9 million for the three and nine months ended September 30, 2017.

2017 Management’s Discussion and Analysis

Mulatos produced 36,300 ounces of gold in the third quarter of 2017, including production from La Yaqui Phase I. Production in the quarter was slightly lower than the prior year period due to an increase of leach pad inventory. This is typical for the third quarter rainy season in Mexico and production in the fourth quarter will benefit as this inventory is drawn down. In the month of October, Mulatos produced approximately 13,000 ounces and expects to come in near the top end of its annual production guidance of 150,000 to 160,000 ounces for the full year.
Total crusher throughput averaged 19,300 tpd, well above the same period of 2016, supplemented by La Yaqui Phase I for the months of August and September. A total of 1,748,328 tonnes were stacked in the third quarter, at a grade of 0.96 g/t Au, both higher than the same period of 2016 due to a combination of mine sequencing, positive grade reconciliation and the addition of higher grade tonnes from La Yaqui Phase I. The waste-to-ore ratio of 0.62:1 was lower than the prior year period and 2017 guidance due to mine sequencing and the addition of La Yaqui which has a minimal waste-to-ore ratio.
La Yaqui Phase I construction was completed in the third quarter, ahead of schedule and on budget. In the third quarter, approximately 170,000 tonnes of ore were stacked on the La Yaqui Phase I leach pad and at average grades of 1.4 g/t, for a total of approximately 7,500 contained ounces. Approximately 2,800 ounces were produced during the third quarter, supplementing Mulatos' production. La Yaqui Phase I is expected to contribute annual production of approximately 25,000 ounces at significantly lower cash costs.
Underground tonnes mined from San Carlos during the quarter were lower than the same period of 2016 and the second quarter of 2017 as the deposit approaches the end of its current mineral reserve life. In the third quarter, 30,769 tonnes were milled at an average grade of 10.05 g/t Au. The Company expects production from San Carlos to continue at reduced levels for the remainder of 2017, with stockpiles continuing to supplement mill feed. At the end of September, the Company had approximately 35,000 tonnes remaining in high grade stockpiles. The Company continues to explore at San Carlos with the objective of extending its mine life into 2018.
The ratio of ounces produced to contained ounces stacked and milled (or recovery ratio) was 57% in the quarter compared to 72% in the prior year period, reflecting the third quarter rainy season and the ramp-up of operations at La Yaqui Phase I. The Company expects recoveries to increase in the fourth quarter.
Financial Review
For the three months ended September 30, 2017, revenues of $38.9 million was $5.8 million lower than the prior-year period reflecting lower ounces sold. A combination of lower production and the timing of both dore and concentrate sales impacted revenues for the quarter, and are expected to be caught up during the fourth quarter. For the first nine months of 2017, revenues of $137.4 million was $10.9 million higher than the prior year, attributable to both higher ounces sold and a higher realized gold price.
Cost of sales in the third quarter of $29.0 million were lower than the prior-year period as gross costs decreased as a result of a lower waste-to-ore ratio and depreciation. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first nine months of 2017, cost of sales of $105.3 million were $2.5 million lower than the prior-year period as a result of lower depreciation per ounce.
Total cash costs of $785 per ounce in the third quarter were lower than $888 per ounce in the prior year period, reflecting higher grades stacked, a lower waste-to-ore ratio, and the addition of lower cost La Yaqui Phase I production. Mine-site AISC in the quarter were $864 per ounce, $101 or 10% lower than the prior year period reflecting lower total cash costs and lower sustaining capital. For the nine months ended September 30, 2017, cash costs were $782 per ounce and mine-site AISC were $852 per ounce, reflecting higher grades stacked, lower waste-to-ore ratio and lower cost La Yaqui Phase I ounces.
Mulatos had another strong quarter from a cash flow perspective, generating $5.9 million in mine-site free cash flow, excluding $1.7 million of construction capital at La Yaqui Phase I ($12.5 million year-to-date). Mulatos' free cash flow reflects strong earnings from operations, an increase in Value Added Tax ("VAT) refunds and lower sustaining capital. The Company expects free cash flow growth in the fourth quarter of 2017 as production from La Yaqui Phase I increases.

2017 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate is an open pit, heap leach mining operation.
El Chanate Financial and Operational Review

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)	14,900	17,099	48,300	51,886
Gold sales (ounces)	14,954	16,942	48,597	52,442
Financial Review (in millions)
Operating Revenues	$19.1	$21.7	$60.8	$62.8
Cost of sales (1)	$18.2	$19.5	$59.6	$60.3
Earnings from operations	$0.9	$2.2	$1.2	$2.5
Cash provided by operating activities	$2.0	$2.7	$4.2	$5.4
Capital expenditures	$0.3	$0.2	$1.2	$0.6
Mine-site free cash flow, before changes in working capital (2)	$1.9	$1.7	$3.2	$2.1
Mine-site free cash flow (2)	$1.7	$2.5	$3.0	$4.8
Cost of sales, including amortization per ounce of gold sold (1)	$1,217	$1,151	$1,226	$1,150
Total cash costs per ounce of gold sold (2)	$1,137	$1,045	$1,156	$1,014
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,164	$1,062	$1,187	$1,032
Open Pit Operations
Tonnes of ore mined	1,625,109	1,756,984	3,579,459	4,665,022
Total tonnes mined	5,191,704	7,507,753	18,490,606	22,684,636
Waste-to-ore ratio (operating)	2.19	3.27	4.17	3.86
Average grade of gold (4)	0.48	0.61	0.47	0.59
Crushing and Heap Leach Operations
Total tonnes of ore stacked	1,537,874	1,696,663	3,548,207	4,621,300
Average grade of gold (4)	0.48	0.61	0.50	0.59
Total contained ounces stacked	23,733	33,275	57,039	87,661
Ore crushed and run-of-mine ore stacked per day (tonnes) - combined	16,700	18,400	13,000	16,900
Recovery ratio (ratio of ounces produced to contained ounces stacked)	63%	51%	85%	59%

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and mine-site AISC are exclusive of net-realizable value adjustments.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
El Chanate produced 14,900 ounces of gold in the third quarter compared to 17,099 ounces in the prior year period. Quarterly production decreased in the third quarter as a result of a lower number of contained ounces stacked during the pit pushback in the first half of 2017. El Chanate is expected to continue to produce at lower than historical rates during the fourth quarter of 2017. The number of contained ounces stacked increased in the third quarter and is expected to continue at similar levels in the fourth quarter of 2017, which will benefit gold production in 2018. On a year-to-date basis, El Chanate has produced 48,300 ounces and is expected to meet the top end of its production guidance of 50,000 to 60,000 ounces.
During the third quarter of 2017, a total of 1,625,109 tonnes of ore were mined at an average grade of 0.48 g/t Au. Tonnes mined were lower than the prior year period reflecting less run-of-mine material, however the impact on production is minimal given its low grade. The waste-to-ore ratio declined compared to the first half of 2017 and the same period of 2016 following completion of the pit pushback in the second quarter of 2017.
The Company stacked 1,537,874 tonnes of open pit ore on the heap leach pad, including run-of-mine material, during the third quarter at an average rate of 16,700 tpd. Tonnes stacked were lower than the prior year period but higher than the first half of 2017.

2017 Management’s Discussion and Analysis

Financial Review
For the three months ended September 30, 2017, revenue of $19.1 million was $2.6 million lower than the prior year period, reflecting less ounces sold and lower realized gold prices. For the first nine months of 2017, revenue of $60.8 million was slightly lower than the prior year, attributable to less ounces sold, offset by higher realized prices.
For the third quarter, cost of sales were lower than the prior-year period, decreasing by $1.3 million to $18.2 million as a result of a lower waste-to-ore ratio and lower amortization per ounce. Cost of sales reflects mining and processing costs, royalties, and amortization expense. For the first nine months of 2017, cost of sales of $59.6 million were consistent with the prior-year period.
Total cash costs of $1,137 per ounce and mine-site all-in sustaining costs of $1,164 per ounce in the third quarter increased from the same period of 2016 due to lower grades stacked during the year. For the nine months ended September 30, 2017, total cash costs were $1,156 per ounce and mine-site AISC were $1,187 per ounce, attributable to lower grades stacked, and a higher waste-to-ore ratio.
El Chanate generated positive free cash flow of $1.7 million after changes in working capital, and $3.0 million on a year-to-date basis. Given El Chanate's higher cost structure, the Company has executed a hedging strategy to preserve free cash flow, ensuring a minimum gold price of $1,244 per ounce and participation up to a price of $1,407 per ounce on remaining production in 2017. The Company has also hedged 2018 expected production ensuring a minimum gold price of $1,270 and participation up to a price of $1,444 per ounce.
Third Quarter 2017 Development Activities

La Yaqui Phase I
During the third quarter of 2017, the Company spent $1.7 million on development activities to complete construction of the first phase of La Yaqui ($12.5 million year-to-date). In early September the Company announced the completion of construction and commercial production at La Yaqui Phase I ahead of schedule and within budget. La Yaqui Phase I is expected to contribute annual production of approximately 25,000 ounces at significantly lower cash costs.
Lynn Lake
The Company owns 100% of the Lynn Lake development project, in Manitoba, Canada. The Company is currently working towards completion of a feasibility study expected to be completed in the fourth quarter of 2017. During the third quarter, $2.8 million was spent at Lynn Lake ($9.2 million, year to date) on development and exploration activities. During the quarter the Company was focused on completing feasibility level engineering work on the following:

•	Process Plant

•	Metallurgical test work program

•	Onsite and offsite infrastructure

•	Mine plans and pit design at both Gordon and MacLellan Sites

•	Manitoba Hydro Scoping/PFS level study
In the second quarter of 2017, the Company purchased and canceled a 2.0% net smelter return (“NSR”) royalty on the project for $6.7 million.
Turkey
The Company received Forestry Permits for the Kirazlı gold project at the beginning of 2017 and continues to pursue the GSM (Business Opening and Operation) permit, which is granted by the Çanakkale Governorship.
In April, the Company increased its planned spending in 2017 for its Turkish projects. In the third quarter, the Company began road construction, commenced tree clearing of the site, and started work on the road relocation and power line construction. Additionally, the Company is in the process of tendering significant contracts, including the civil works contract and water reservoir.
For the three and nine months ended September 30, 2017, total development expenditures in Turkey were $2.3 million and $10.5 million respectively, which includes a forestry permit fee of $5.1 million that was paid in the second quarter of 2017.

2017 Management’s Discussion and Analysis

Other
The Company capitalized $0.6 million related to the Esperanza Project ($1.7 million, year to date) and capitalized $1.1 million to Quartz Mountain ($1.8 million, year to date) during the third quarter.
Third Quarter 2017 Exploration Activities

Mulatos District
The Company has a large exploration package covering 28,777 hectares which has historically had the majority of its exploration efforts focused around the Mulatos mine. Using knowledge and understanding gained from the successful exploration programs at La Yaqui and Cerro Pelon, a detailed review and ranking of all prospects in the district was undertaken in 2016, with multi-year exploration plans outlined. These programs commenced in 2017 with a number of new prospects currently undergoing initial exploration.
La Yaqui Grande
The Company continued drilling at La Yaqui Grande during the third quarter, with a total of 5,394 metres (“m”) of drilling undertaken in 42 holes. The majority of the drilling was conducted in Zone 3, in addition to infill drilling conducted between Zones 2 and 3. The best oxide mineralization in Zone 3 has been intersected in the southwestern portion of the zone. New highlight intercepts from Zone 3 during the third quarter include:

•	17YAQ118: 35.60m at 3.07 g/t Au (79.3 - 114.90m) including 4.7m at 9.12 g/t Au

•	17YAQ129: 10.80m at 6.21 g/t Au (126.0 136.80m) and 12.50m at 0.88 g/t Au (110.5 - 123. 0m)

•	17YAQ094: 22.10m at 2.31 g/t Au (71.6 - 93.70m)

•	17YAQ122: 21.30m at 1.71 g/t Au (88.5 - 109.80m)

•	17YAQ081: 7.90m at 3.80 g/t Au (108.30 - 116.2m) and 5.90m at 3.15 g/t Au (140.3 - 146.2m) and 3.30m at 2.13 g/t Au (147.2 - 150.5m)

•	17YAQ113: 12.00m at 0.82 g/t Au (46.5 - 58.5m) and 11.10m at 1.88 g/t Au (61.6 - 72.7m)

•	17YAQ115: 15.30m at 1.82 g/t Au (71.0 - 86.3m)

•	17YAQ130: 20.00m at 1.24 g/t Au (71.7 - 91.7m) and 13.60m at 0.55 g/t Au (95.4 - 109.0m)
Re-logging and re-mapping programs were started earlier in the year and completed in the third quarter, as well as compilation of 3D geological models of structure, alteration and lithology. The plan for the fourth quarter is to complete outstanding infill drilling and resource modelling.
El Refugio
Drilling over the first section of El Refugio commenced in the quarter with 2,934m drilled in nine holes, with results outstanding.
Mapping and sampling also continued over the larger El Refugio prospect with additional drilling to be planned as appropriate.
Lynn Lake

Exploration drilling continued at Lynn Lake during the third quarter of 2017 with 6,857 m drilled in 22 holes at the MacLellan, Gordon and Burnt Timber deposits.

At MacLellan, drilling continued to step out along strike to the northeast of a newly outlined zone of mineralization adjacent to the pit. At Gordon drilling was undertaken around the planned pit to test ideas compiled during newly completed structural and vein studies. A re-logging and re-study of the Burnt Timber and Linkwood deposits is currently underway and scout step-out drilling from known mineralization also commenced during the quarter. A total of 15 holes and 4,712m of drilling was completed, with encouraging initial results.

Highlight intercepts obtained during the quarter include the following:

From Gordon:

•	17FLX007: 2.60m at 8.36 g/t Au (1.6 - 4.2m), 6.10m at 20.69 g/t Au (14.4 - 20.5m) and 4.00m at 5.97 g/t Au (126.5 - 130.5m)

•	17FLX008: 5.50m at 2.18 g/t Au (50.5 - 56m), 2.90m at 1.16 g/t Au (84.6 - 87.5m) and 9.00m at 4.05 g/t Au (107.0 - 116.0m)

•	17FLX009: 2.0m at 11.47 g/t Au (53.0 - 55.0m), 1.7m at 2.33 g/t Au (62.2 - 63.9m), 7.5m at 1.10 g/t Au (89.5 - 97m) and 19.7m at 2.56 g/t Au (105.5 - 125.2m)

2017 Management’s Discussion and Analysis

From MacLellan

•	17MCX024: 8.0m at 1.69 g/t Au (238.0 - 246.0m)

From Burnt Timber:

•	17BTX001: 9.05m at 3.33 g/t Au (81.0 - 90.5m), 3.50m at 2.97 g/t Au (95.5 - 99.0m), 10.45m at 1.48 g/t Au (125.0 - 135.45m) and 3.11m at 3.08 g/t Au (147.34 - 150.45m)

•	17BTX002: 1.70m at 4.20 g/t (44.0 - 45.7m) and 8.60m at 1.12 g/t Au (128.0 - 136.6m)

The plan for the remainder of 2017 is to continue step-out scout drilling at Burnt Timber and to start testing anomalies outlined by geophysical re-interpretation, mapping and sampling conducted earlier in the year.

Key External Performance Drivers

Gold Price
The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the third quarter of 2017, the London PM Fix price of gold averaged $1,278 per ounce, higher than the average of $1,257 in the second quarter of 2017. The price of gold ranged from $1,212 to $1,349 per ounce in the third quarter of 2017.
The Company has hedged 49,320 ounces related to fourth quarter of 2017 production ensuring a minimum gold price of $1,244 per ounce and participation up to a price of $1,407 per ounce.
For 2018, the Company has hedged 50,100 ounces ensuring a minimum gold price of $1,270 per ounce and participation up to a price of $1,444 per ounce.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the third quarter of 2017, the Mexican peso ("MXN") and CAD averaged approximately 17.81 MXN to $1 US dollar and $1.25 CAD to $1 US dollar, respectively, compared to average rates of 18.77 MXN to $1 US dollar and $1.31 CAD to $1 US dollar, respectively, in the third quarter of 2016. The Company recorded a $12.8 million foreign exchange gain in the third quarter of 2017, with $12.1 million recorded in deferred taxes, and the remainder in foreign exchange gains. The majority of these gains are unrealized, due to the impact of the weakening Mexican peso and strengthening Canadian dollar in the quarter on the Company's Mexican peso and Canadian dollar denominated net monetary assets.
During the first nine months, the movement of the CAD and MXN rates generated a foreign exchange gain of $22.2 million, resulting from the revaluation of monetary tax and deferred tax balances. This gain is recorded in deferred tax recovery.
The Company actively manages its currency exposure through a hedging program, which resulted in unrealized foreign exchange gains of $3.8 million at quarter end and realized foreign exchange gains of $2.4 million in the quarter. Of the realized gains, $1.6 million were eligible for hedge accounting and reduced operating costs at Young-Davidson by $16 per ounce sold, Mulatos by $11 per ounce sold, and Chanate by $11 per ounce sold.

2017 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Gold production (ounces)	107,000	99,228	309,100	286,324
Gold sales (ounces)	100,551	94,791	303,329	281,646
Operating Revenues	$128.8	$125.6	$381.1	$350.0
Cost of sales(1)	$100.6	$102.2	$320.2	$307.7
Earnings from operations	$20.9	$17.2	$38.9	$17.8
Net earnings	$28.8	$4.8	$31.3	$2.7
Earnings per share, basic	$0.10	$0.02	$0.11	$0.01
Total assets			$2,462.6	$2,512.2
Total non-current liabilities			312.8	621.2
Cash flow from operations	$43.4	$36.7	$114.9	$97.4
Dividends per share, declared	0.01	0.01	0.02	0.02
Average realized gold price per ounce	$1,281	$1,325	$1,256	$1,243
Cost of sales per ounce of gold sold, including amortization (1)	$1,000	$1,078	$1,056	$1,093
Total cash costs per ounce of gold sold (2)	$720	$785	$777	$780
All-in sustaining costs per ounce of gold sold (2)	$884	$979	$946	$1,002

(1)	Cost of sales includes mining and processing costs, royalties and amortization

(2)
Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures. Total cash costs and AISC are exclusive of net-realizable value adjustments.

Review of Third Quarter Financial Results

Operating Revenue
During the third quarter of 2017, the Company sold 100,551 ounces of gold for proceeds of $128.8 million, a 3% increase compared to the prior year period. This reflected higher ounces sold (a $7.4 million benefit), partially offset by a lower average realized price of $1,281 per ounce compared to $1,325 per ounce in the prior year period (a $4.2 million reduction). The Company's realized gold price in the third quarter was $3 above the average London PM fix of $1,278 per ounce.
Cost of Sales
For the third quarter of 2017, cost of sales were $100.6 million, compared to $102.2 million in the prior-year period.
Mining and Processing
Mining and processing costs remained consistent in the third quarter at $69.2 million compared to $70.9 million in the prior-year period.
Consolidated total cash costs for the quarter were $720 per ounce, compared to $785 in the prior year period. The decrease in cash costs is attributable to higher grades mined at Young-Davidson and Mulatos.
In the third quarter, AISC per ounce decreased to $884 from $979 in the prior year period. This was primarily driven by lower mining and processing costs and lower sustaining capital expenditures.
Royalties
Royalty expense was lower in the third quarter at $3.2 million, compared to $3.5 million in the prior year period, primarily due to fewer ounces sold at Mulatos, and lower realized prices in the quarter compared to the prior year period. This was offset by higher ounces sold at Young-Davidson.
Amortization
Amortization of $28.2 million in the third quarter was consistent with the prior year. Amortization was $280 per ounce, down from $293 per ounce in the third quarter of 2016. This reflected lower amortization at Mulatos and El Chanate.

2017 Management’s Discussion and Analysis

Earnings from Operations
The Company recognized earnings from operations of $20.9 million in the third quarter, compared to $17.2 million in the same period of 2016, driven by higher production and gold sales and stronger operating margins, partially offset by lower average realized prices and higher exploration expenses.
Net earnings
The Company reported net earnings of $28.8 million in the third quarter of 2017, compared to net earnings of $4.8 million in the same period of 2016. Higher net earnings in the current quarter reflect stronger earnings from operations, and a deferred tax recovery resulting primarily from the strengthening of the Canadian dollar on the Company's Canadian dollar denominated tax assets.
Review of Nine Month Financial Results

Operating Revenue
For the first nine months of 2017, the Company sold 303,329 ounces of gold for proceeds of $381.1 million, a 9% increase compared to the prior year period. This reflected higher ounces sold (a $27.4 million benefit), and a higher average realized price of $1,256 per ounce compared to $1,243 per ounce in the prior year period (a $3.7 million benefit). The Company's realized gold price during the year was $5 above the average London PM fix of $1,251 per ounce.
Cost of Sales
For the first nine months of 2017, cost of sales was $320.2 million, compared to $307.7 million in the prior-year period.
Mining and Processing
Mining and processing costs increased to $225.0 million in the year from $210.1 million in the prior-year period. The increase reflects higher gross operating costs at all mine sites as a result of higher production and sales volumes.
Consolidated total cash costs for the year were $777 per ounce, in line with the prior year period of $780 per ounce. This slight decrease is attributable to higher grades mined during the year at Young-Davidson and Mulatos, partially offset by the weakening of the USD against the Company's operating currencies and higher costs at El Chanate.
In the first nine months, AISC per ounce decreased to $946 from $1,002 in the prior year period. The decrease was due to lower sustaining capital expenditures and a lower mark-to-market charge related to share-based compensation as the Company's share price increased significantly in the prior year resulting in higher share based compensation charges.
Royalties
Royalty expense was $10.7 million, compared to $9.7 million in the prior year period, as a result of higher gold sales at Young-Davidson and Mulatos.
Amortization
Amortization of $84.5 million during the first nine months was lower than the prior year expense of $87.9 million. Amortization was $279 per ounce, down from $312 per ounce in the first nine months of 2016, reflecting lower amortization attributable to Mulatos and El Chanate.
Earnings from Operations
The Company recognized earnings from operations of $38.9 million in the first nine months, compared to earnings from operations of $17.8 million in the same period of 2016, driven by higher gold prices and number of ounces sold, stronger operating margins, and lower share-based compensation, partially offset by higher exploration expenditures.
Net earnings
The Company reported net earnings of $31.3 million in the first nine months of 2017, compared to net earnings of $2.7 million in 2016. Net earnings for the year reflects stronger earnings from operations compared to 2016, and a deferred tax recovery resulting primarily from foreign exchange movements, offset by a charge of $29.1 million incurred on redemption of the senior secured notes ($21.8 million after tax).

2017 Management’s Discussion and Analysis

Consolidated Expenses and Other

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Exploration expense	($2.6)	($1.6)	($6.0)	($3.5)
Corporate and administrative expense	(3.6)	(3.7)	(10.9)	(11.7)
Share-based compensation expense	(1.1)	(0.9)	(5.1)	(9.3)
Finance expense	(1.1)	(5.6)	(7.7)	(17.6)
Foreign exchange gain (loss)	0.7	(2.1)	10.1	(4.7)
Other gains	1.6	8.2	4.4	5.1
Loss on redemption of senior secured notes	—	—	(29.1)	—
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. The majority of exploration expenditures in 2017 were capitalized given the spending was focused on La Yaqui Grande in Mexico and Lynn Lake. Exploration expenses incurred in the third quarter of 2017 mainly relate to drilling at Los Baijos, Refugio, Compadres West, as well as corporate exploration support.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate office located in Canada. Corporate and administrative costs remained consistent with the prior year period and in line with guidance.
Share-based compensation
Share-based compensation expense for the three-months ended September 30, 2017 was $1.1 million, compared to $0.9 million in the prior year period. The cost was consistent with the prior year period as there was minimal impact on the mark-to-market revaluation of long-term incentive grants given no significant movement in the share price during the quarter. For the first nine months of 2017, share-based compensation was $5.1 million, compared to $9.3 million in the prior year period. The decrease was due to lower mark-to-market revaluation charges in the current year compared to the prior year.
Finance expense
Finance expense was significantly lower in the period, as the Company retired the senior secured notes on April 3, 2017. This resulted in the Company saving $6.1 million in gross interest expense per quarter and semi-annual interest payments of $12.2 million. The Company made the final interest installment payment on the senior secured notes at the beginning of April, 2017.
Foreign exchange gain
During the third quarter of 2017, a foreign exchange gain of $0.7 million was recorded. This includes a gain of $1.0 million reflecting the impact of a 7% appreciation of the Canadian dollar in the quarter on the Company's Canadian dollar denominated net monetary assets, partially offset by a 1% depreciation in the Mexican peso.
The Company has elected to adopt hedge accounting on both Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. The mark-to-market gain on these contracts in the quarter of $3.8 million was recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gains
During the third quarter, the Company recorded gains of $1.6 million compared to gains of $8.2 million in the prior year period. Other gains are mainly comprised of the mark-to-market revaluation of the Company's share purchase warrants, interest income and the reduction of the obligation to renounce flow-through share exploration expenditures. The majority of the prior year period gain was due to the fair value adjustment on the prepayment option on the senior notes.

2017 Management’s Discussion and Analysis

Loss on redemption of senior secured notes
On April 3, 2017, the Company redeemed the senior secured notes at 103.875% of face value for $327.2 million, plus accrued interest to the date of redemption of $12.2 million. The senior secured notes had a carrying value of $298.1 million; as a result, the Company recorded a loss on redemption of $29.1 million, with a corresponding deferred tax recovery of $7.3 million.
Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada.  There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the third quarter of 2017, the Company recognized a current tax expense of $1.5 million and a deferred tax recovery of $8.2 million, compared to a current tax expense of $0.8 million and a deferred tax expense of $12.1 million in same period of 2016. For the first nine months of 2017, the Company recognized a current tax expense of $7.6 million and a deferred tax recovery of $22.3 million, compared to a current tax expense of $2.9 million and a deferred tax recovery of $5.0 million in same period of 2016. Current income tax expense for the first nine months of 2017 was primarily related to income tax and mining taxes in Mexico. The deferred tax recovery was primarily due to changes to foreign exchange rates during the periods, as well as the tax impact on the retirement of the senior secured notes.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson mine in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate and Young-Davidson would include foreign exchange and other income items that differ from the US dollar reporting financial statements.  The total foreign exchange impact in the first nine months of the year recorded within deferred taxes was a $22.2 million recovery (2016 - $13.4 million). The impact of the monetary tax balances translated created a deferred tax expense of $2.8 million (deferred tax recovery of $5.0 million during the first nine months of 2016).  In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso and Canadian denominated deferred tax balances are translated to its US dollar reporting currency.  In the first nine months of 2017 this increased the deferred tax recovery by $25.0 million (deferred tax recovery of $8.4 million in the first nine months of 2016).
The redemption of the Company's senior secured notes during the second quarter created a capital loss valued at approximately $56.6 million. Capital losses in Canada can only be used against capital gains. The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the reversal of temporary differences can be deducted. This capital loss was not recognized in the calculation of the deferred tax asset this quarter as the Company does not currently have any anticipated unrealized capital gains to be applied against the capital loss generated.
The Company continued to successfully collect VAT refund requests in the first nine months of 2017 at both Mexican operations, and expects to collect the outstanding VAT receivable balances over the next 12 months.

2017 Management’s Discussion and Analysis

Financial Condition

	September 30, 2017	December 31, 2016
Current assets	$370.8	$454.5
Current assets decreased in 2017, primarily due to the redemption of the senior secured notes, as the Company used a portion of existing cash to repay the outstanding notes. The Company paid $327.2 million, plus accrued interest of $12.2 million. This was offset by the $239.1 million net cash proceeds of the equity financing, and positive operating cash flow generated during the year. In addition, current assets increased in the quarter reflecting the mark-to-market gains recorded on the Company's outstanding foreign exchange and gold hedge positions.

Long-term assets	2,091.8	2,037.7	Long term assets increased primarily due to capital expenditures at the Company's operating and development assets, offset by amortization charges.
Total assets	$2,462.6	$2,492.2
Current liabilities	$96.4	$99.6
Current liabilities decreased as a result of the Company no longer needing to accrue interest on the senior secured notes following repayment in April, saving $6.1 million per quarter. This saving was partially offset by the timing of trade payables and accruals.

Long-term financial liabilities	1.7	301.3	Long-term financial liabilities decreased as the Company retired the senior secured notes in the second quarter.
Other long-term liabilities	311.1	331.9	Other long-term financial liabilities decreased from December 31, 2016, primarily due to the movement in foreign exchanges rates and the impact of these changes on the deferred tax liability balances.
Total liabilities	$409.2	$732.8
Shareholders’ equity	$2,053.4	$1,759.4
Shareholders' equity increased primarily due to the issuance of shares related to the equity financing completed in February 2017, earnings generated in the year, and flow-through share issued in the third quarter, partially offset by the dividends declared during the year.

Total liabilities and equity	$2,462.6	$2,492.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at September 30, 2017, the Company had cash and cash equivalents of $149.0 million and $18.7 million in equity securities compared to $252.2 million and $14.1 million respectively, at December 31, 2016. In addition, with the amendment to its credit facility in the third quarter of 2017, the Company has access to an additional $400.0 million in liquidity. In the opinion of management, the Company's liquidity position of $567.7 million at September 30, 2017 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.
The senior secured notes of $315.0 million outstanding at December 31, 2016 were repurchased on April 3, 2017 for $327.2 million, which was the first available prepayment date, and will save the Company $24.4 million of annual interest payments until 2020.

2017 Management’s Discussion and Analysis

Cash Flow

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Cash flow provided by operating activities	$43.4	$36.7	$114.9	$97.4
Cash flow used in investing activities	(38.2)	(37.8)	(126.4)	(112.1)
Cash flow provided (used in) by financing activities	9.1	2.1	(93.8)	5.9
Effect of foreign exchange rates on cash	1.0	(0.5)	2.1	(0.2)
Net increase (decrease) in cash	15.3	0.5	(103.2)	(9.0)
Cash and cash equivalents, beginning of period	133.7	273.4	252.2	282.9
Cash and cash equivalents, end of period	$149.0	$273.9	$149.0	$273.9
Cash flow provided by operating activities
In the third quarter of 2017, operating activities generated cash flows of $43.4 million compared to $36.7 million in the same period of 2016. Cash flow provided by operations before working capital and taxes paid was $51.3 million in the third quarter, compared to $46.1 million in the prior year period. The increase was due to higher ounces sold, partially offset by a lower average realized gold price, and the strengthening of the Canadian dollar and Mexican Peso compared to the prior year period. For the nine months, operating activities generated $114.9 million compared to $97.4 million in the prior year period, as a result of higher ounces sold and stronger gross margins on ounces sold.
Cash flow used in investing activities
For the third quarter of 2017, capital expenditures were $38.2 million compared to $37.2 million in 2016. For the nine months ended September 30, 2017, the Company spent $123.3 million on mineral property, plant and equipment compared to $109.0 million in the prior year. Included in the current year amount is $12.5 million incurred on construction of La Yaqui Phase I, a payment of the forestry permit for the Kirazlı gold project ($5.1 million) and the purchase of a royalty on the Lynn Lake gold project ($6.7 million).
Cash flow provided by financing activities
In the third quarter of 2017, the Company completed a Canadian Development Expense ("CDE") flow-through financing for gross proceeds of CAD $12.0 million (at a price per share of CAD $10.87) and Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of CAD $3.0 million (at a price per share of CAD $15.15), both at premiums to the share price on the date of issuance. For the nine months ended, the Company used $93.8 million from financing activities, consisting of the repayment of the notes for $327.2 million, or 103.875% of face value, to redeem the senior secured notes as well as $12.2 million of accrued interest to the redemption date, offset by $239.1 million received from the equity financing net of transaction costs.
Senior Secured Notes
On April 3, 2017, the Company redeemed and retired the senior secured notes. The carrying value of the notes at the redemption date was $298.1 million, as a result the company recorded a loss on redemption of $29.1 million and a deferred tax recovery of $7.3 million. Repayment of the notes will save the Company $24.4 million of annual interest payments until 2020.
Credit Facility
On September 21, 2017, the Company amended and increased its existing undrawn revolving credit facility (the "Facility") from $150.0 million to $400.0 million. The maturity date of the Facility has been extended to September 20, 2021. The amended Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at September 30, 2017, the Company is in compliance with the covenants and the Facility is fully undrawn.

During the three months ended September 30, 2017, the Company incurred costs of $2.1 million to amend the Facility. These costs will be amortized into net earnings over the term of the Facility.

2017 Management’s Discussion and Analysis

Outstanding Share Data

(in 000’s)	November 2, 2017
Common shares	300,657,801
Stock options	8,235,707
Warrants	12,403,428
Deferred share units	480,605
Performance share units	610,177
Restricted share units	1,814,367
324,202,085
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s consolidated financial statements for the three months ended September 30, 2017.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at September 30, 2017, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts ensure a minimum average realized gold price of $1,244 per ounce for the remainder of 2017 and $1,270 per ounce for a minimum average realized gold price, regardless of the movement in gold prices during 2018.
The following gold collar contracts are outstanding as of September 30:

Period Covered	Ounces subject to contract	Average purchase put option	Average sold call option
2017	49,320	$1,244	$1,407
2018	50,100	$1,270	$1,444
The fair value of these contracts was an asset of $1.1 million at September 30, 2017 (December 31, 2016 - asset of $3.0 million). The options mature through 2017 and 2018.
For the three and nine months ended September 30, 2017, the Company realized a loss of $0.2 million and $0.4 million, respectively, related to the settlement of option contracts (for the three and nine months ended September 30, 2016 - realized losses of $0.9 million and $2.7 million). Total unrealized losses for the three and nine months ended September 30, 2017 was a gain of $0.6 million and a loss of $2.0 million (for the three and nine months ended September 30, 2016 - unrealized gains of $0.5 million and $0.3 million losses). The Company has elected to not apply hedge accounting to the gold option contracts, with changes in fair value recorded in net earnings.

2017 Management’s Discussion and Analysis

Foreign currency contracts
As at September 30, 2017, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2017	Collars and forwards	54	1.29	1.39
2018	Collars and forwards	156	1.33	1.37
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2017	Collars and forwards	345.0	19.03	21.50
2018	Forwards	240.0	18.78	—
The fair value of these contracts was an asset of $9.8 million at September 30, 2017 (December 31, 2016 - liability of $3.3 million). For the three and nine months ended September 30, 2017, the Company realized gains on foreign currency derivative instruments of $2.4 million, and $3.4 million. Of these gains only $1.6 million and $2.6 were eligible to be recognized in accumulated other comprehensive income under hedge accounting for the three and nine months ended September 30, 2017 (for the three and nine months ended September 30, 2016 - $nil and losses of $1.0 million).
Summary of Quarterly Financial and Operating Results

(in millions, except ounces, per share amounts, and average realized prices)
	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016	Q4 2015
Gold ounces produced	107,000	105,900	96,200	105,676	99,228	92,464	94,632	104,734
Gold ounces sold	100,551	104,023	98,755	107,505	94,791	95,866	90,989	104,419
Operating Revenues	$128.8	$131.3	$121.0	$132.2	$125.6	$120.1	$104.3	$115.7
Earnings (loss) from operations	$20.9	$15.8	$2.2	$3.5	$17.2	$2.9	($2.3)	($55.5)
Net earnings (loss)	$28.8	$2.4	$0.1	($20.6)	$4.8	($11.8)	$9.7	($60.5)
Earnings (loss) per share, basic(2)	$0.10	$0.01	$0.00	($0.08)	$0.02	($0.04)	$0.04	($0.24)
Earnings (loss) before interest, taxes, depreciation and amortization (1)	$51.4	$50.6	$35.9	$29.3	$51.1	$29.1	$25.9	($33.4)
Cash provided by (used in) operating activities	$43.4	$51.4	$20.1	$38.3	$36.7	$36.9	$23.8	$23.3
Average realized gold price	$1,281	$1,262	$1,225	$1,230	$1,325	$1,253	$1,146	$1,109

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.
Operating revenues have trended up since Q4 2015 as a result of higher production and a strengthening gold price. Gold production has been reasonably consistent each quarter, but seasonal conditions can impact production and financial results in future periods, mainly in the third quarter of each year. Earnings from operations has improved since Q4 2015 as a result of a strengthening gold price and lower operating costs, resulting in higher margins on ounces produced.
The reported net loss in the fourth quarter of 2015 was impacted by a net realizable value adjustment to the El Chanate leach pad inventory, as well as a write-off of the Orion joint venture project.

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	cash flow from operating activities before changes in working capital and taxes received;

•	mine-site free cash flow;

2017 Management’s Discussion and Analysis

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Cash flow from operating activities	$43.4	$36.7	$114.9	$97.4
Add back: Changes in working capital and cash taxes	7.9	9.4	15.7	16.6
Cash flow from operating activities before changes in working capital and cash taxes	$51.3	$46.1	$130.6	$114.0
Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$43.4	$36.7	$114.9	$97.4
Less: operating cash flow used by non-mine site activity	(7.0)	(5.3)	(12.4)	(20.5)
Cash flow from operating mine-sites	$50.4	$42.0	$127.3	$117.9

Mineral property, plant and equipment expenditure	$38.2	$37.2	$123.3	$109.0
Less: capital expenditures from development projects, and corporate	(8.7)	(4.4)	(36.4)	(13.0)
Capital expenditure from mine-sites	$29.5	$32.8	$86.9	$96.0

Total mine-site free cash flow	$20.9	$9.2	$40.4	$21.9

2017 Management’s Discussion and Analysis

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$35.3	$24.4	$81.1	$72.4
Add back: Changes in working capital and cash taxes	1.8	(3.5)	5.7	(4.6)
Cash flow from operating activities, before changes in working capital	37.1	20.9	86.8	67.8
Mineral property, plant and equipment expenditure	(22.0)	(22.8)	(63.3)	(72.0)
Mine-site free cash flow	$13.3	$1.6	$17.8	$0.4
Mine-site free cash flow, before changes in working capital	$15.1	($1.9)	$23.5	($4.2)

Mulatos Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$13.1	$14.9	$42.0	$40.1
Add back: Changes in working capital and cash taxes	0.2	0.6	5.9	(1.4)
Cash flow from operating activities, before changes in working capital	13.3	15.5	47.9	38.7
Mineral property, plant and equipment expenditure	(8.9)	(9.8)	(34.9)	(23.4)
Less: La Yaqui Phase I construction cost	1.7	—	12.5	—
Mulatos mineral property, plant and equipment expenditure	($7.2)	($9.8)	($22.4)	($23.4)
Mine-site free cash flow[1]	$5.9	$5.1	$19.6	$16.7
Mine-site free cash flow, before changes in working capital[1]	$6.1	$5.7	$25.5	$15.3
1. Excludes construction capital at La Yaqui Phase I.

El Chanate Mine-Site Free Cash Flow
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions)
Cash flow from operating activities	$2.0	$2.7	$4.2	$5.4
Add back: Changes in working capital and cash taxes	0.2	(0.8)	0.2	(2.7)
Cash flow from operating activities, before changes in working capital	$2.2	$1.9	$4.4	$2.7
Mineral property, plant and equipment expenditure	(0.3)	(0.2)	(1.2)	(0.6)
Mine-site free cash flow	$1.7	$2.5	$3.0	$4.8
Mine-site free cash flow, before changes in working capital	$1.9	$1.7	$3.2	$2.1
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

2017 Management’s Discussion and Analysis

All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

2017 Management’s Discussion and Analysis

Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$69.2	$70.9	$225.0	$210.1
Royalties	3.2	3.5	10.7	9.7
Total cash costs	$72.4	$74.4	$235.7	$219.8
Gold ounces sold	100,551	94,791	303,329	281,646
Total cash costs per ounce	$720	$785	$777	$780

Total cash costs	$72.4	$74.4	$235.7	$219.8
Corporate and administrative(1)	3.6	3.7	10.9	11.7
Sustaining capital expenditures(2)	10.8	12.5	31.2	36.9
Share-based compensation	1.1	0.9	5.1	9.3
Sustaining exploration	1.1	0.8	2.9	1.9
Accretion of decommissioning liabilities	0.7	0.5	2.0	1.6
Realized gains on FX options	(0.8)	—	(0.8)	1.0
Total all-in sustaining costs	$88.9	$92.8	$287.0	$282.2
Gold ounces sold	100,551	94,791	303,329	281,646
All-in sustaining costs per ounce	$884	$979	$946	$1,002

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Capital expenditures per cash flow statement	$38.2	$37.2	$123.3	$109.0
Less: Young-Davidson non-sustaining capital	(12.6)	(12.1)	(37.9)	(42.5)
Less: Mulatos non-sustaining capital	(7.8)	(8.2)	(30.3)	(16.6)
Less: El Chanate non-sustaining capital	—	—	—	—
Less: Corporate and other non-sustaining capital	(7.0)	(4.4)	(23.9)	(13.0)
	$10.8	$12.5	$31.2	$36.9

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$30.4	$25.8	$90.8	$80.9
Royalties	1.2	1.1	3.3	2.9
Total cash costs	$31.6	$26.9	$94.1	$83.8
Gold ounces sold	55,267	44,287	145,462	128,045
Total cash costs per ounce	$572	$607	$647	$654

Total cash costs	$31.6	$26.9	$94.1	$83.8
Sustaining capital expenditures	9.4	10.7	25.4	29.5
Exploration	0.1	—	0.3	0.2
Accretion of decommissioning liabilities	—	—	0.1	0.1
Total all-in sustaining costs	$41.1	$37.6	$119.9	$113.6
Gold ounces sold	55,267	44,287	145,462	128,045
Mine-site all-in sustaining costs per ounce	$744	$849	$824	$887

2017 Management’s Discussion and Analysis

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$21.8	$27.4	$78.0	$76.0
Royalties	2.0	2.4	7.4	6.8
Total cash costs	$23.8	$29.8	$85.4	$82.8
Gold ounces sold	30,330	33,562	109,270	101,159
Total cash costs per ounce	$785	$888	$782	$819

Total cash costs	$23.8	$29.8	$85.4	$82.8
Sustaining capital expenditures	1.1	1.6	4.6	6.8
Exploration	0.7	0.6	1.5	1.2
Accretion of decommissioning liabilities	0.6	0.4	1.6	1.2
Total all-in sustaining costs	$26.2	$32.4	$93.1	$92.0
Gold ounces sold	30,330	33,562	109,270	101,159
Mine-site all-in sustaining costs per ounce	$864	$965	$852	$909

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
(in millions, except ounces and per ounce figures)
Mining and processing	$17.0	$17.7	$56.2	$53.2
Total cash costs	$17.0	$17.7	$56.2	$53.2
Gold ounces sold	14,954	16,942	48,597	52,442
Total cash costs per ounce	$1,137	$1,045	$1,156	$1,014

Total cash costs	$17.0	$17.7	$56.2	$53.2
Sustaining capital expenditures	0.3	0.2	1.2	0.6
Accretion of decommissioning liabilities	0.1	0.1	0.3	0.3
Total all-in sustaining costs	$17.4	$18.0	$57.7	$54.1
Gold ounces sold	14,954	16,942	48,597	52,442
Mine-site all-in sustaining costs per ounce	$1,164	$1,062	$1,187	$1,032
Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2017 Management’s Discussion and Analysis

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net earnings	$28.8	$4.8	$31.3	$2.7
Add back:
Finance expense	1.1	5.6	7.7	17.6
Amortization	28.2	27.8	84.5	87.9
Loss on redemption of senior secured notes	—	—	29.1	—
Deferred income tax expense (recovery)	(8.2)	12.1	(22.3)	(5.0)
Current income tax expense	1.5	0.8	7.6	2.9
EBITDA	$51.4	$51.1	$137.9	$106.1
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

Accounting Estimates, Policies and Changes

Accounting Estimates
The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2016.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2016, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three and nine months ended September 30, 2017, and below.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2017:
The Company early adopted IFRS 9 (2014), Financial Instruments (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) on the classification and measurement of financial assets and financial liabilities. IFRS 9 provides a new model for the classification and measurement of financial assets. The classification depends on an entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the statements of operations, unless this creates an accounting mismatch. IFRS 9 has also been updated to amend the requirements around hedge accounting.
During the period ended September 30, 2017, the Company has designated foreign currency collars and forwards related to Canadian dollar and Mexican peso expenditures. The Company has designated these instruments as hedged items under IFRS 9. The adoption of IFRS 9 did not require the Company to re-state comparative prior period figures, as the adoption of this standard did not have a material impact on the Company’s comparative information. The impact of applying hedge accounting during the three and nine months ended September 30, 2017 is outlined in note 12 of the condensed interim consolidated financial statements.
Future accounting standard changes, not effective as of September 30, 2017:
On May 28, 2014 the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). This standard outlines a single comprehensive model with prescriptive guidance for entities to use in accounting for revenue arising from contracts with its customers.

2017 Management’s Discussion and Analysis

IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current standard. This standard replaces IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations. The effective date is for reporting periods beginning on or after January 1, 2018 with early application permitted. The Company is currently evaluating the potential impact of applying IFRS 15, primarily analyzing its concentrate sale agreements. The Company does not anticipate any changes in the gross amounts of the revenue recognized or a significant change in the timing of revenue recognition under the new standard.
On January 6, 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). This standard specifies the methodology to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. This standard replaces IAS 17 Leases. The effective date is for reporting periods beginning on or after January 1, 2019 with early adoption permitted. The Company currently has not determined the impact of adopting IFRS 16, however, is in the process of developing an implementation plan to assess the effects on its consolidated financial statements.
Internal Control over Financial Reporting

Management is responsible for the design and operating effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are appropriately designed as at September 30, 2017.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended September 30, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as at September 30, 2017 and have concluded that these are appropriately designed.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.

2017 Management’s Discussion and Analysis

Cautionary Note to U.S. Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.
International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.
Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, assumptions and expectations with respect to the proposed acquisition of Richmont Mines Inc. and its completion and the anticipated benefits and advantages of the same; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Mulatos and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company
Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2016 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.
The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

2017 Management’s Discussion and Analysis

Qualified Persons
Chris Bostwick, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A. Information pertaining to the geological and exploration content has been reviewed and approved by Aoife McGrath, Alamos' Vice President, Exploration, a Qualified Person. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, "Mulatos Project Technical Report Update" dated December 21, 2012, available on SEDAR. For further details see also the Corporation’s news release dated February 23, 2017.